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EXHIBIT 99.1

                       REAL ESTATE LEASE

     This Lease Agreement (this "Lease") is dated January 01, 2000, by and between Petro-Chem Engineering ("Landlocd") and Elite
Logistics Services, Inc. ("Tenant").  The parties agree as follows:

PREMISES. Landlord, in consideration of the lease payments provided in this Lease, leases to Tenant Rooms and Suites Numbers 216, 217, 218, 219A, 219B, 219C, 226, 227, 228, 229 & 230. (the "Premises")
located at 1201 North Avenue H, Freeport, Texas 77541-3967.

LEGAL DESCRIPTION. A sketch of the Premises subject to this Lease is attached as an exhibit.

TERM. The lease term will begin on January 01, 2000 and will terminate on December 31, 2000.

LEASE PAYMENTS. Tenant shall pay to Landlord monthly installments of $3,800.00, payable in advance on the first day of each month, for a total lease payment of $44,400.00. The first month's lease payment shall be $2,600.00 and $3,800.00 each month thereafter. Lease payments shall be made to the Landlord at 1201 North Avenue 14, Freeport, TX 77541-3967, which address may be changed from time to time by the Landlord.

POSSESSION. Tenant shall be entitled to possession on the day of the signing this Lease, and shall yield possession to Landlord on the last day of the term of this Lease, unless otherwise agreed by both parties in writing. At the expiration of the term, Tenant shall remove its goods and effects and peaceably yield up the Premises to Landlord ill as good a condition as when delivered to Tenant, ordinary wear and tear excepted.

USE OF PREMISES. Tenant may use the Premises only for Business and Research & Development Offices up to nineteen occupants. The Premises may be used for any other purpose only with the prior written consent of Landlord, which shall not be unreasonably withheld. Tenant shall notify Landlord of any anticipated extended absence from the Premises not later than the first day of the extended absence.

FURNISHINGS. The existing furnishings will be provided: Furnishing in this Lease are as is, no new purchases included within this lease. Tenant shall return all such items at the end of the lease term in a condition as good as the condition at the beginning of the lease term, except for such deterioration that might result from normal use of the furnishings.

PARKING. Tenant shall be entitled to use 19 parking spaces for the parking and any other for the Tenant's customers'/guests' motor vehicles.

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PROPERTY INSURANCE. Landlord and Tenant shall each maintain appropriate insurance for their respective interests in the Premises and property located on the Premises. Landlord shall be named as an additional insured in such policies. Tenant shall deliver appropriate evidence to Landlord as proof that adequate insurance is in force issued by companies reasonably satisfactory to Landlord. Landlord shall receive advance written notice from the insurer prior to any termination of such insurance policies. Tenant shall also maintain any other insurance which Landlord may reasonably require for the protection of Landlord's interest in the Premises. Tenant is responsible for maintaining casualty insurance on its own property.

MAINTENANCE. Landlord shall have the responsibility to maintain the Premises in good repair at all times.

UTILITIES AND SERVICES.

Landlord shall be responsible the following utilities and services in connection with the Premises:

     - electricity
     - water and sewer
     - heating
     - garbage and trash disposal
     - janitorial services
     - yard service
     - elevator service

Tenant shall be responsible for the following utilities and services in connection with the Premises:

     - telephone service

Tenant acknowledges that Landlord has fully explained to Tenant the utility rates, charges and services for which Tenant will be required to pay to Landlord (if any), other than those to be paid directly to the third-party provider.

TAXES. Taxes attributable to the Premises or the use of the Premises shall be allocated as follows:

     REAL ESTATE TAXES. Landlord shall pay all real estate taxes and assessments for the Premises.

     PERSONAL TAXES. Tenant shall pay all personal taxes and any other charges which may be levied against the Premises and which are attributable to Tenant's use of the Premises, along with all sales and/or use taxes (if any) that may be due in connection with lease payments.



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TERMINATION UPON SALE OF PREMISES, Notwithstanding any other provision of this Lease, Landlord may terminate this lease upon Ninety days' written notice to Tenant that the Premises have been sold.

DESTRUCTION OR CONDEMNATION OF PREMISES. If the Premises are partially destroyed by fire or other casualty to an extent that prevents the conducting of Tenant's use of the Premises in a normal manner, and if the damage is reasonably repairable within sixty days after the occurrence of the destruction, and if the cost of repair is less than $50,000.00, Landlord shall repair the Premises and a just proportion of the lease payments shall abate during the period of the repair according to the extent to which the Premises have been rendered untenantable. However, if the damage is not repairable within sixty days, or if the cost of repair is $50,000.00 or more, or if Landlord is prevented from repairing the damage by forces beyond Landlord's control, or if the property is condemned, this Lease shall terminate upon twenty days' written notice of such event or condition by either party and any unearned rent paid in advance by Tenant shall be apportioned and refunded to it. Tenant shall give Landlord immediate notice of any damage to the Premises.

DEFAULTS. Tenant shall be in default of this Lease if Tenant fails to fulfill any lease obligation or term by which Tenant is bound. Subject to any governing provisions of law to the contrary, if Tenant fails to cure any financial obligation within 10 days (or any other obligation within 15 days) after written notice of such default is provided by Landlord to Tenant, Landlord may take possession of the Premises without further notice (to the extent permitted by law), and without prejudicing Landlord's rights to damages. In the alternative, Landlord may elect to cure any default and the cost of such action shall be added to Tenant's financial obligations under this Lease. Tenant shall pay all costs, damages, and expenses (including reasonable attorney fees and expenses) suffered by Landlord by reason of Tenant's defaults. All sums of money or charges required- to -be paid by Tenant under this Lease shall be additional rent, whether or not such sums charges are designated "additional rent". rights provided by this paragraph are cumulative in nature and are in addition to any other rights afforded by law.

LATE PAYMENTS. For any payment that is not paid within 10 days after its due date, Tenant shall pay a late fee of $50.00,

HOLDOVER. If Tenant maintains possession of the Premises for any period after the termination of this Lease ("Holdover Period"), Tenant shall pay to Landlord lease payment(s) during the Holdover Period at a rate equal to 120 % of the most recent rate preceding the Holdover Period. Such holdover shall constitute a month-to-month extension of this Lease.


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CUMULATIVE RIGHTS. The rights of the parties under this Lease are cumulative, and shall not be construed as exclusive unless otherwise required by law.

NON-SUFFICIENT FUNDS. Tenant shall be charged $30.00 for each check that is returned to Landlord for lack of sufficient funds.

REMODELING OR STRUCTURAL IMPROVEMENTS. Tenant shall have the obligation to conduct any construction or remodeling (at Tenant's expense) that may be required to use the Premises as specified above. Tenant may also construct such fixtures on the Premises (at Tenant's expense) that appropriately facilitate its use for such purposes, Such construction shall be undertaken and such fixtures may be erected only with the prior written consent of the Landlord which shall not be unreasonably withheld. Tenant shall not install awnings or advertisements on any part of the Premises without Landlord's prior written consent. At the end of the lease term, Tenant shall be entitled to remove (or at the request of Landlord shall remove) such fixtures, and shall restore the Premises to substantially the same condition of the Premises at the commencement of this Lease.

ACCESS BY LANDLORD TO PREMISES. Subject to Tenant's consent (which shall not be unreasonably withheld), Landlord shall have the right to enter the Premises to make inspections, provide necessary services, or show the unit to prospective buyers, moTtgagees, tenants or workers. However, Landlord does not assume any liability for the care or supervision of the Premises. As provided by law, in the case of an emergency, Landlord may enter the Premises without Tenant's consent. During the last three months of this Lease, or any extension of this Lease, Landlord shall be allowed to display the usual "To Let" signs and show the Premises to prospective tenants.

INDEMNITY REGARDING USE OF PREMISES. To the extent permitted by law, Tenant agrees to indemnify, hold harmless, and defend Landlord from and against any and all losses, claims, liabilities, and expenses, including reasonable attorney fees, if any, which Landlord may suffer or incur in connection with Tenant's possession, use or misuse of the Premises, except Landlord's act or negligence.

DANGEROUS MATERIALS. Tenant shall not keep or have on the Premises any article or thing of a dangerous, flammable, or explosive character that might substantially increase the danger of fire on the Premises, or that might be considered hazardous by a responsible insurance company, unless the prior written consent of Landlord is obtained and proof of adequate insurance protection is provided by Tenant to Landlord.




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COMPLIANCE WITH REGULATIONS. Tenant shall promptly comply with all, laws, ordinances, requirements and regulations of the federal, state, county, municipal and other authorities, and the fire: insurance underwriters. However, Tenant shall not by this provision on be required to make alterations to the exterior of the building or alterations of a structural nature.

MECHANICS LIENS. Neither the Tenant nor anyone claiming through the Tenant shall have the right to file mechanics liens or any other kind of lien on the Premises and the filing of this Lease constitutes notice that such liens are invalid. Further, Tenant agrees to (1) give actual advance notice to any contractors, subcontractors or suppliers of goods, labor, or services that such liens will not be valid, and (2) take whatever additional steps that are necessary in order to keep the premises free of all liens resulting from construction done by or for the Tenant.

ARBITRATION. Any controversy or claim relating to this contract, including the construction or application of this contract, will be settled by binding arbitration under the rules of the American Arbitration Association, and any judgment granted by the arbitrator(s) may be enforced in any court of proper jurisdiction.

SUBORDINATION OF LEASE. This Lease is subordinate to any mortgage that now exists, or may be given later by Landlord, with respect to the Premises.

ASSIGNABILITY/SUBLETTING Tenant may not assign or sublease any interest in the Premises, nor effect a change in the majority ownership of the Tenant (from the ownership existing at the inception of this lease), nor assign, mortgage or pledge this Lease, without the prior written consent of Landlord, which shall not be unreasonably withheld.

ADDITIONAL SPACE. Landlord shall lease to Tenant any additional vacant space on second or third floor of said building at rate of $1.60 per square foot, with the same conditions of this lease.

NOTICE. Notices under this Lease shall not be deemed valid unless given or served in writing and hand delivered to addressed as follows:

     LANDLORD:
     Petro-Chem Engineering
     1201 North Avenue H
     Freeport, TX 77541-3967

     TENANT:
     Elite Logistics Services, Inc.
     1201 North Avenue H
     Freeport, Texas 77541-3967


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Such addresses may be changed from time to time by either party by providing notice as set forth above. Notices mailed in accordance with the above provisions shall be deemed received on the third day after posting.

GOVERNING LAW. This Lease shall be construed in accordance with the laws of the State of Texas.

ENTIRE AGREEMENT/AMENDMENT. This Lease Agreement contains the entire agreement of the parties and there are no other promises, conditions, understandings or other agreements, whether oral or written, relating to the subject matter of this Lease. This Lease may be modified or amended in writing, if the writing is asigned by the party obligated under the amendment.

SEVERABILITY. If any portion of this Lease shall be held to be invalid or unenforceable for any reason, the remaining provisions shall continue to be valid and enforceable. If a court finds that any provision of this Lease is invalid or unenforceable, but that by limiting such provision, it would become valid and enforceable, then such provision shall be deemed to be written, construed, and enforced as so limited.

WAIVER. The failure of either party to enforce any provisions of this Lease shall not be construed as a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Lease.

BINDING EFFECT. The provisions of this Lease shall be binding upon and inure to the benefit of both parties and their respective legal representatives, successors and assigns.

LANDLORD:
Petro-Chem Engineering

By:  /s/ Joe D. Urbanovsky,             Dated: 12/15/99
     Joe D. Urbanovsky, President

TENANT:
Elite Logistics Services, Inc.


By:  /s/ Joseph D. Smith                Dated 12/15/99
     Joseph D. Smith, President









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                     Petro-Chem Engineering
        1201 North Avenue   Freeport, Texas  77541-3967
 Office, 409-233-7807  Houston: 281-393-1014 Fax: 409-233-9424
      E-mail: drafting@pcdc-inc.com  Web: www.pcdc-ine.com

January 21, 2000

Mr. Joseph Smith, President
Elite Logistics Services, Inc.
1201 N. Avenue H
Freeport, Texas 77541

This letter amends the existing lease dated January 1, 2000, adding to the lease Reception Area Room #200 on the 2nd floor, at the additional rate of $100 per month, Occupied immediately, lease payments shall start February 1, 2000.

Please attach this amendment to your current lease, All terms and conditions of the original lease shall apply to this addition.

Respectfully yours,
/s/ Joe D. Urbanovsky
Joe D Urbanovsky






























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                     Petro-Chem Engineering
        1201 North Avenue   Freeport, Texas  77541-3967
 Office, 409-233-7807  Houston: 281-393-1014 Fax: 409-233-9424
      E-mail: drafting@pcdc-inc.com  Web: www.pcdc-ine.com

February 23, 2000

Mr. Joseph Smith
Elite Logistics Services, Inc.
1201 North Avenue H
Freeport, Texas 77641-3967

RE: Additional Rooms

This letter amends the existing lease dated January 1, 2000 adding to the lease the following rooms:

      Room No.      Sq. Ft.        Rate      Amount
      214           134            $1.60     $  214.40
      222           201            $1.60     $  321.60
      223           120            $1.60     $  192.00
      224           120            $1.60     $  192.00
      225           126            $1.60     $  201.60
                    701                      $1,121.60

Lease payment shall begin March 1, 2000. Total current lease is $5,121.60 per month including reception area. Please attach this amendment to your current lease. All terms and conditions of the original lease shall apply to these additional rooms.

Respectfully Yours,

/s/ Joe D. Urbanovsky
Joe D. Urbanovsky